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VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller
Senior Attorney
Mail Stop 6010

Re:	Amgen Inc.
Definitive Proxy Statement
Filed March 22, 2007
File Number: 000-12477

Dear Mr. Buchmiller:

On behalf of Amgen Inc. (the “Company” or “Amgen”), we confirm receipt of the comment letter to Mr. Kevin W. Sharer, the Company’s Chief Executive Officer, dated August 21, 2007 (the “Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s executive compensation and other related disclosure in its 2006 Definitive Proxy Statement filed March 22, 2007 (the “Proxy Statement”). We are responding on behalf of the Company to the Staff’s Comments.

The contents of this response letter were reviewed and discussed by the members of the Company’s Compensation and Management Development Committee (the “Committee”) at a regularly-scheduled meeting held on October 2, 2007.

We look forward to working with you in enhancing our disclosures in future filings.

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter. Defined terms used herein and not defined herein have the meanings set forth in the Proxy Statement.

October 15, 2007

Compensation Discussion and Analysis, page 21

Executive Summary, page 21

1.	Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer’s individual performance. Please disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Sharer. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

The Company will update its future filings to include a more specific discussion regarding the role of individual performance in the Committee’s determination of compensation and the factors considered by the Committee in establishing personal objectives for Mr. Sharer, in each case, to the extent material and applicable. Historically, Mr. Sharer presents to the Committee his assessment of the other executive officers’ performance, their performance relative to their peers, and their retention risk. Historically, these evaluations of individual performance have not been tied to the attainment of specific individual objectives that have been established or reviewed by the Committee. Where individual performance materially impacts specific compensation decisions, the elements of individual performance and their impact on compensation will be discussed. Historically, the Committee has treated the Company’s objectives as Mr. Sharer’s objectives.

2.	We note your disclosure regarding the quantitative and qualitative factors used in determining amounts payable under each element. As a general matter, however, your disclosure should clarify how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. The Compensation Discussion and Analysis should also explain and place in context how and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

October 15, 2007

RESPONSE:

The Company will update its future filings to include, where material, a more specific discussion regarding how the amount paid under an element of compensation has or has not influenced the other elements of compensation. As disclosed, the Committee reviews the competitiveness and reasonableness of each element of compensation individually and for incentive awards, after applying any applicable formulas. The Committee also reviews tally sheet data specifying the other elements of compensation and total compensation, and their competitiveness, in finalizing its decisions. The Company will specify in future filings any material adjustments made to an element by the Committee in this review. The Company will also include specific disclosure in the event the Committee determines that any element of compensation is materially inconsistent with its objectives and philosophies regarding target compensation, and whether such determination did or did not affect the other elements of compensation or total compensation.

3.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in Mr. Sharer’s salary, the amounts paid to him under the Executive Incentive Plan, and the option award made on April 3, 2006. Given this, please include a more detailed discussion of how and why the awards granted to your Chief Executive Officer differ in all material respects from the awards granted to the other Named Executive Officers. If policies or decisions applicable to a Named Executive Officer are materially different than those applicable to the other officers, this should be discussed on an individualized basis.

RESPONSE:

The Company will update its future filings to provide a more detailed discussion whenever and to the extent awards granted to our CEO differ in material respects from awards granted to our other named executive officers, and will include disclosure whenever and to the extent its compensation policies or decisions materially differ as applied to the named executive officers.

4.

Please provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Please disclose the specific items of company performance, such as those identified in the bullet points contained in the fourth full paragraph on page 34 and those relating to the earning of performance units, and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally

October 15, 2007

need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

RESPONSE:

The Company will update its future filings to expand the discussion in the Compensation Discussion and Analysis to include a more complete discussion of the terms of the necessary targets and performance objectives for compensation earned for the last fiscal year. For example, with respect to short-term incentive awards earned under our Executive Incentive Plan, or EIP, the disclosure for fiscal 2006 would have included, in addition to the specific financial targets that were included in the Company’s Proxy Statement concerning 2006 GMIP revenue growth and EPS targets, more specific data regarding the other GMIP strategic goals and performance measures used to calculate payout amounts, such as:

•	add to and develop the molecules in our research and development pipeline (40%), including:

•	formation of product steering committees

•	executing on key clinical trials

•	regulatory approval of panitumumab

•	compete successfully by defending our core franchises and shaping debate on follow-on biologics (8%), including:

•	establishing patient-oriented, science-based regulatory and legal standards for follow-on biologics

•	preventing inappropriate application of reference pricing and generic substitutions to follow-on biologics

•	driving robust conversion with Aranesp® and Neulasta®

•	ensure supply and better manage risk (8%), including:

•	mitigating risk of single-source suppliers

•	improving manufacturing output

•	maintaining high levels of operational compliance

October 15, 2007

•	implementing the first phase of our global Enterprise Resource Planning (ERP) program

•	Develop our staff members (8%), including:

•	meeting critical hiring goals

•	implementing new global career framework

•	continuing to build our leaders through leadership programs

To the extent the Company continues its practice of using GMIP strategic goals and performance measures to calculate payout amounts, the Company will also disclose whenever there are material deviations from the formulaic payout amounts and the basis for any such deviations.

Specific forward-looking performance targets for the then current year annual bonuses under the Executive Incentive Plan and for awards under our Performance Award Program that have not been earned during the past fiscal year will not be reported, but will be included when reporting compensation for the year in which such awards are earned as required by the proxy rules. Any material changes to the Company’s incentive compensation programs for the then current year that would affect a fair understanding of compensation for the last fiscal year will be discussed in future filings as required by the rules. Disclosure of the Company’s internal projected revenue and earnings per shares growth rate targets and its other projected performance objectives that are the basis for awards not yet earned would not provide shareholders with additional material insight into the Company’s compensation arrangements or the compensation for the last fiscal year beyond what the Company already discloses in its Proxy Statement, but could materially harm the Company by assisting its competitors in assessing the Company’s costs, pricing, strategies, weaknesses, cash flow, product development and product performance, to the Company’s competitive disadvantage. In addition, disclosure of these forward-looking targets and performance objectives could impair the Company’s ability to negotiate and enter into collaborative arrangements and licensing or to acquire technologies, product candidates and marketed products on competitive terms necessary to execute the Company’s growth strategies.

We also submit that the disclosure of the Company’s internal projected targets and performance objectives that are the basis for awards not yet earned may be misleading to investors and others and would result in the Company providing guidance to the street about its financial expectations, which places additional burdens on the Company and has unfavorable and unintended consequences. As a public company, the Company periodically provides certain information and guidance regarding its business and results of operations. Its targets for incentive award purposes, may or may not coincide with the Company’s actual or expected performance and resulting guidance. Investors and others would not have access to all of the information related to the development of those specific internal targets and performance objectives such

October 15, 2007

that disclosure of these may lead investors and others to make various assumptions about the Company’s business that may not be accurate and lead to confusion regarding the actual expected results. Moreover, if these targets are in the public domain prior to completion of the performance period and the Company fails to achieve them, it is more likely that the Company’s stock price will be more volatile and this could, in turn, adversely affect the Company’s ability to compete for executive talent and could involve the Company in expensive litigation or disputes.

Total Direct Compensation, page 25

5.	With respect to the disclosure addressing your benchmarking of compensation, please discuss and analyze why the Compensation Committee used a peer group comprised of a different set of companies for long-term compensation as compared to the peer group used for cash compensation purposes. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE:

The Company will update its future filings to include, if applicable, a more complete discussion of why the Committee used a peer group comprised of a different set of companies for long-term compensation as compared to the peer group used for cash compensation purposes. The Company will also expand its discussion, to the extent the Company targets or compares elements of compensation against the peer companies, of whether actual payment fell within targeted parameters or ranges. To the extent actual compensation is materially outside of a targeted percentile range, the Company will provide the basis for the deviation.

Non-Cash Compensation, page 26

6.	We note minimal, if any, analysis on page 26 or 33 of how the annual grants of performance units or stock options were determined. Although your disclosure addresses general matters relating to the formula for determining performance units earned, please include substantive analysis and insight into how the Compensation Committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please provide a reasonably complete discussion of the specific factors considered by the Compensation Committee in ultimately approving this form of compensation, including identification of the specific targets and criteria considered by the Compensation Committee.

October 15, 2007

RESPONSE:

The Company will update its future filings to include a more complete discussion of how the amount of annual grants of performance units and stock options are determined and any factors considered by the Committee in approving this form of compensation. For example, in 2006 the Committee applied the equity grant guidelines established in 2005 which employed a Black-Scholes dollar valuation of equity awards based at approximately the median of the 2005 competitive peer group. The Committee generally employed this dollar valuation in determining award values for fiscal 2006, which resulted in a reduction of the average size of grants made to the Named Executive Officers for fiscal 2006 to reflect the increase in our stock price from 2005 levels. The number of performance units awarded was based on a target of approximately half of the LTI grant value being delivered in this form, with a ratio of 1 performance unit to 2.5 stock options grants. The ratio was derived from a late 2004 study of equity award values.

Tally Sheets, page 29

7.	You disclose that the Compensation Committee used tally sheets summarizing the compensation of each Named Executive Officer. Please expand your disclose to address the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your tabular disclosure and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for your Named Executive Officers. The Committee’s analysis of the tally sheets and how this evaluation resulted in specific awards should be described in complete detail.

RESPONSE:

The Company will update its future filings to clarify how the information in the tally sheets compared to the tabular proxy disclosure and to the extent applicable, to clarify if this review resulted in material adjustments or specific awards. For example, in 2006, the tally sheets included the same information as the information presented in the Summary Compensation Table and, in addition, the amounts payable under various employment termination scenarios, including termination upon a change of control, also as specified in the Proxy Statement. The tally sheets were one of the data points considered by the Committee in finalizing its salary determinations and enabled the Committee to evaluate its salary decisions in light of the value of each other element of compensation and the mix of compensation elements in the aggregate.

October 15, 2007

[Equity] [Executive] Incentive Plan, page 34

8.	Please expand your disclose to address how you arrived at, and why you paid the compensation awarded under, the [Equity] [Executive] Incentive Plan. Although you provide substantive disclosure relating to the factors the committee considered in determining the appropriate amount of cash incentive compensation, we note that you have not provided appropriate corresponding disclosure of the specific quantitative or qualitative factors upon which the committee based its determinations for this form of compensation. Please refer to the disclosure in the bullet points preceding the last full paragraph on page 34 where you disclose, in general terms, the percentage of EIP payments as they relate to the salaries of the named executive officers. Please provide a complete analysis of the factors considered by the committee in ultimately approving this form of compensation and analyze the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered in making these specific compensation decisions.

RESPONSE:

As discussed in response to question 4, the Company will update its future filings to expand the discussion in the Compensation Discussion and Analysis to include a more complete discussion of the factors considered by the Committee in approving EIP payments. To the extent the Company continues its practice of using GMIP strategic goals and performance measures to calculate payout amounts, the Company will disclose whenever there are material deviations from the formulaic payout amounts and the basis for any such deviations. The Company will also expand its disclosure to include a discussion as to why the Committee believes the amounts actually paid under the EIP are appropriate in light of the factors considered in making these determinations.

Nonqualified Deferred Compensation, page 42

9.	The amounts in the column entitled “Company Contributions in 2006” do not appear to reconcile to the amounts that are included in the “All Other Compensation” column in your Summary Compensation Table for 2006. Please ensure that you reconcile all amounts or include appropriate disclosure clarifying why the amounts are different.

RESPONSE:

The Company respectfully advises the Staff that the amounts in the “Company Contributions in 2006” column of the Nonqualified Deferred Compensation Table reconcile to the amounts in the “All Other Compensation” column of the Summary Compensation Table relating to contributions under non-qualified deferred compensation plans. Please note that the footnote reference to the “Other Compensation” column of the Summary Compensation Table contains a chart of

October 15, 2007

Company contributions to defined contribution plans and that the contributions under the “Retirement and Savings Plan” of $22,000 per named executive officer are contributions to a qualified plan and thus are not to be included under the “Company Contributions in 2006” column of the Nonqualified Deferred Compensation Table.

Change of Control Severance Plan, page 46

10.	In Compensation Discussion and Analysis, please describe and explain how the appropriate payment and benefit levels are determined under the Change of Control Severance Plan. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

RESPONSE:

The Company will update its future filings to include a more specific discussion of how the appropriate payment and benefit levels were determined under the Change of Control Severance Plan. In addition, the Company will discuss how these arrangements fit into the overall compensation objectives and affect decisions regarding the other elements of compensation. As an example, for 2006, the payment and benefits levels under our Change of Control Severance Plan did not influence and were not influenced by other elements of compensation as the change of control severance payments and benefits serve different objectives than the other elements of compensation. The Company’s change of control policies are designed to help attract key employees, preserve employee morale and productivity, and encourage retention in the face of the potential disruptive impact of an actual or potential change of control of the Company. These benefits allow senior executives to assess takeover bids objectively without regard to the potential impact on their own job security.

11.	We note that the base salary payable upon termination other than for cause or disability or by the participant for good reason after a change of control, and the period of time in which the officer has access to health and other group insurance benefits, is tied to a three year period. Please discuss and analyze how this period was negotiated and how and why the three year period was agreed to by the company.

RESPONSE:

The Company will update its future filings to include a more specific discussion of how the three year period was determined. As an example, the three year period in the Company’s change of control severance plan was not negotiated, but was determined by the Committee in its discretion based in part on competitive market data when the plan was adopted in 1999.

October 15, 2007

Certain Relationships and Related Transactions, page 58

12.	Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

RESPONSE:

The Company will update its future filings to include a more specific discussion of the policies and procedures for the review, approval or ratification of the transactions required to be reported under Item 404(a), and, if applicable, describe any material features of the policies and procedures not previously disclosed.

October 15, 2007

As requested in the Staff’s letter, the Company acknowledges the following with respect to this matter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (714) 755-8261 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Regina M. Schlatter

LATHAM & WATKINS LLP

cc: Kevin W. Sharer